99.1

MindWalk Holdings Corp. to Report Financial Results and Recent Business Highlights for Fourth Quarter and Full Fiscal Year 2026 on July 22, 2026

MindWalk to host an earnings conference call and webcast

AUSTIN, Texas--(BUSINESS WIRE)--MindWalk Holdings Corp. (“MindWalk” or the “Company”) (NASDAQ: HYFT), a Bio-Native AI company, today announced that it will report financial results for the fourth quarter and full fiscal year 2026 and host a conference call on Wednesday, July 22, 2026, at 5:00 p.m. Eastern Time. Financial results will be issued in a press release prior to the call, which will include a management presentation followed by a question-and-answer session.

Conference Call and Webcast Details

Event Date and Time: Wednesday, July 22, 2026, at 5:00 p.m. Eastern Time

The conference call will be webcast live and available for replay via a link provided in the Events section of the Company’s Investor Relations pages at: https://ir.mindwalkai.com/events-and-presentations/default.aspx

Participant Dial-Ins:

USA / International Toll: +1 (646) 307-1963

USA Toll-Free: (800) 715-9871

Canada (Toronto): (647) 932-3411

Canada Toll-Free: (800) 715-9871

Webcast Attendee URL: https://events.q4inc.com/attendee/894551483

Anyone listening to the call is encouraged to read the Company’s periodic reports available on the Company’s profile at www.sedarplus.ca and www.sec.gov, including the discussion of risk factors and historical results of operations and financial condition in those reports.

About MindWalk Holdings Corp.

MindWalk Holdings Corp. (NASDAQ: HYFT) is a Bio-Native AI company building the BioIntelligence infrastructure that life sciences AI and agentic AI require, integrating AI, data, and advanced wet lab capabilities into one connected discovery ecosystem. At its core is HYFT® Technology, a proprietary, function-aware representation of biology. Its HYFT fingerprints span sequence and structural biology and, refined over 20 years of curation, form a continuously evolving biological representation of 660 million patterns and 25 billion relationships. This enriched biological representation is the architecture behind ReefIQ™, the biological data substrate that provides context for life sciences, enriching data at ingestion and growing more valuable with each program run on it, and LensAI™, the reasoning and application layer for target discovery, candidate diligence, portfolio decision support, and the agentic AI workflows pharma is racing to deploy. By design, value compounds in this HYFT representation layer, not in any individual AI model that runs on top of it.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements are based on management’s current expectations and assumptions and are subject to known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially, including: the timing, content, and completion of the Company’s fourth-quarter and full fiscal year 2026 financial results and the related conference call and webcast; the Company’s financial condition and results of operations; the market acceptance and commercial outcomes of the Company’s technology and platform; the ability to convert engagement into contracted, recurring arrangements; the technical performance of AI-based discovery methods and of the underlying compute infrastructure; the ability to enter into pharmaceutical, infrastructure, or other partnership arrangements; competition; intellectual property risks; regulatory determinations; and capital markets conditions. Additional information is available in MindWalk’s Annual Report on Form 20-F and other filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov/edgar). Except as required by law, MindWalk undertakes no obligation to update any forward-looking statement. Nothing in this press release constitutes investment advice. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Trademarks

HYFT® is a registered trademark of MindWalk Holdings Corp. LensAI™, ReefIQ™, HYFT Base™, HYFT Matrix™, HYFT Prime™, and B cell Llama™ are trademarks of MindWalk Holdings Corp. or its subsidiaries; ReefIQ™ registration is pending. All other trademarks are the property of their respective owners.

Investor Contact

Louie Toma, CPA, CFA

Managing Director, CoreIR

investors@mindwalkai.com

Source: MindWalk Holdings Corp.